SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

ADAIR INTERNATIONAL OIL AND GAS, INC.
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(Name of Issuer)

"Series A" Preferred Convertible Stock
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(Title of Class of Securities)

005408109
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(CUSIP Number)

ADAIR INTERNATIONAL OIL AND GAS, INC.
2425 Fountainview Drive
Suite 215
Houston, Texas 77057
(713) 977-4662

Mr. Chris A. Dittmar, Chief Financial Officer

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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 27, 2003
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No.	005408109
	1.	Names of Reporting Persons	dB, LLC
	2.	Check the Appropriate Box if a Member of a Group
(a)__
		(b)__	X
	3.	SEC Use Only
	4.	Source of Funds	OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	NA
	6.	Citizenship or Place of Organization	Texas, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	NA
	8.	Shared Voting Power
An aggregate of 446,969 shares of Series A Preferred Stock (which can be converted into 446,969,000 shares of Common Stock at the sole option of the holder and at such time as sufficent authorized common shares are available from the issuer). See Item 5b(i).

	9.	Sole Dispositive Power	NA
	10.	Shared Dispositive Power	446,969 shares of Series A Preferred Stock
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	446,969 shares of Series A Preferred Stock
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	NA
	13.	Percent of Class Represented by Amount in Row (11)	28.4%
	14.	Type of Reporting Person	CO

Item 1. Security and Issuer

This Schedule 13D relates to "Series A" Preferred Convertible Stock, zero par value per share ("Preferred Stock"), of Adair International Oil and Gas, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2425 Fountainview Dr., Suite 215, Houston, TX 77057.

Item 2. Identity and Background

(a) NA

(b) NA

(c) NA

(d and e) During the last five years, dB, LLC has not been

(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) NA

The principle business address of dB, LLC, a Texas limited liability corporation, is 4849 Greenville Ave., Suite 1150, Dallas, Texas 75206 and its primary business purpose is geological and geophysical consulting services.

Item 3. Source and Amount of Funds or Other Consideration

Payment of outstanding debt obligation in the amount of $446,969 by the Issuer to dB, LLC.

The issuer had an outstanding obligation pursuant to the terms of the merger agreement between PIE, Inc. and Adair International Oil and Gas, Inc. This debt obligation on behalf of the Issuer has been assumed by dB, LLC in consideration for the subject shares of Preferred stock. The Board of Directors of the Issuer signed a unanimous resolution approving this transaction and setting the value of the Preferred shares at $1.00/share.

Item 4. Purpose of the Transaction

The purpose of this transaction is to reduce the debt obligations of the Issuer.

Item 5. Interest in Securities of Issuer

(a) As of the date hereof, dB, LLC holds 446,969 shares of Series A Convertible Preferred Stock which represents 28.4% of the total number of Preferred shares outstanding (1,571,282 shares). These Preferred shares are convertible at the option of the holder and at such time as a sufficient number of authorized common shares are available from the issuer. The Preferred shares are convertible into shares of Common Stock on a 1:1000 basis, subject to adjustment for stock splits, consolidations and stock dividends.

(b) Number of shares as to which such Reporting Person has:

(i) Sole power to vote or direct the vote:

NA

(ii) Shared power to vote or direct the vote:

The Preferred Stock votes on an "as-converted" basis with the Common Stock (conversion ratio of 1000:1) therefore, 446,969 shares of Preferred Stock vote as 446,969,000 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:

NA

(iv) Shared power to dispose or to direct the disposition of:

446,969 shares of Preferred Stock which are convertible to 446,969,000 shares of Common Stock, which are currently convertible at the option of the holder and at such time as a sufficient number of authorized common shares are available from the Issuer.

(c) NA

(d) NA

(e) NA

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2003

CHRIS A. DITTMAR

/s/ Chris A. Dittmar